Exhibit 99.1

Dated: May 31, 2006

Halifax plc: Annual Compliance Certificate

The undersigned, a duly authorised representative of Halifax plc, acting as Servicer (the Servicer), pursuant to the Amended and Restated Servicing Agreement between the Servicer, Halifax plc as Seller, Permanent Mortgages Trustee Limited as Mortgages Trustee, Permanent Funding (No. 1) Limited as Funding 1 and The Bank of New York as the Security Trustee dated 22nd March 2006, as amended (the Agreement), certifies that:

1.               A review of the activities of the Servicer during the period from 1st January 2005 to 31st December 2005 and its performance under the aforementioned Agreement has been made under my supervision.

2.               Based on such review, to the best of my knowledge, the Servicer has fulfilled its obligations under the Agreement and the minimum servicing standards attached as Appendix 1 throughout the period from 1st January 2005 to 31st December 2005 in all material respects, except as may be set forth in paragraph 3 below.

3.               The following is a description of any exceptions to paragraph 2 above:

None.

Capitalised terms used but not defined in this Annual Compliance Certificate have their respective meanings set forth in the Agreement, unless the context requires otherwise or unless otherwise defined in this Certificate.

IN WITNESS WHEREOF, the undersigned has duly executed this Annual Compliance Certificate this 31st day of May, 2006.

/s/ David Nicholson
Authorised signatory
Halifax plc